Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 4 DATED MARCH 31, 2021
TO THE OFFERING CIRCULAR DATED SEPTEMBER 10, 2020
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:
•Declaration of Dividend
•Update to Potential Investments
Declaration of Dividend
On March 31, 2021, the Manager of the Company declared a daily cash distribution of $0.075 per share for shareholders of record as of the close of business on March 31, 2021. We originally anticipated distributions would commence in the first half of 2022. We have declared our first dividend sooner based on recent leasing at Southern Dairies, which has increased its cash flow from operations. The distributions are estimated to be paid prior to April 15, 2021.
Potential Investments
In our offering circular dated September 10, 2020, we identified four potential target acquisitions: 1357 Collier Road, 1483 Chattahoochee Avenue, 1401 Hills Place and 1435 Hills Place (collectively, the “Upper Westside Portfolio”), which we believed to be consistent with our investment strategy. The Upper Westside Portfolio was presented for information purposes only. Based upon revised business plan projections taking into consideration new leasing and construction cost assumptions, the equity requirements exceed our currently available cash position and capacity for new investments. As a result, we have decided to remove the Upper Westside Portfolio as a target asset following our determination that the return profile and total equity requirement do not meet the Fund’s investment objectives at this time. We expect to deploy additional investor capital to support leasing and capital improvements as part of our value creation strategy at Southern Dairies and will continue to assess future acquisition opportunities that fit our objectives. There can be no assurance that we will be able to implement our investment strategy or to achieve our investment objectives.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	March 31, 2021

Safe Harbor Statement
This Current Report on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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